SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  MARIMBA, INC.
                       (Name of Subject Company (Issuer))

                                  MARIMBA, INC.
                        (Name of Filing Person (Offeror))

       Options under Marimba, Inc.'s 1996 Stock Plan, 1999 Omnibus Equity Incentive Plan and 2000 Supplemental Stock Plan to Purchase Common Stock,
     Par Value $.0001 Per Share, Having an Exercise Price of at least $7.50
                         (Title of Class of Securities)

                                    56781Q109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Kenneth W. Owyang
               Vice President, Finance and Chief Financial Officer
                                  Marimba, Inc.
                                440 Clyde Avenue
                         Mountain View, California 94043
                                 (650) 930-5282
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                               Scott Dettmer, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400


                            CALCULATION OF FILING FEE
                            -------------------------
             Transaction valuation*            Amount of filing fee
             ----------------------            --------------------

                  $4,500,073.90                      $900.01**

       * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,195,158 shares of common stock of Marimba, Inc. having an aggregate value of $4,500,073.90 as of July 6, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

       **$1,032.67 previously paid.

       [_]  Check  box if any  part of the fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not applicable.
Form or Registration No.:               Not applicable.
Filing party:                           Not applicable.
Date filed:                             Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2001, relating to Marimba, Inc.'s offer to exchange certain options to purchase shares of its common stock, par value $0.0001 per share, held by certain employees for new options to purchase shares of Marimba, Inc. common stock upon the terms and subject to the conditions in the Amended Offer to Exchange (as amended and supplemented, the "Amended Offer to Exchange") and the related Amended Letter of Transmittal, attached together as Exhibit
(a)(3) to this Amendment No. 3 to the Schedule TO.


Item 1.  Summary Term Sheet.

         Item 1 is hereby amended and supplemented as follows:

         The information set forth under "Summary Term Sheet" in the Amended Offer to Exchange all Outstanding Options to Purchase Common Stock under Eligible Option Plans Having an Exercise Price of at Least $7.50 Per Share, dated July 9, 2001 (the "Amended Offer to Exchange"), attached hereto as Exhibit (a)(3), is incorporated herein by reference. The information set forth in Exhibit (a)(5)(viii) attached hereto is incorporated herein by reference.

Item 2.  Subject Company Information.

         Item 2 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 9 ("Information Concerning Marimba") is hereby incorporated by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options having an exercise price of at least $7.50 outstanding under the Marimba, Inc. 1996 Stock Plan (the "1996 Plan"), the 1999 Omnibus Equity Incentive Plan (the "1999 Plan") and the 2000 Supplemental Stock Plan (the "2000 Plan" and collectively the "eligible option plans") ("Outstanding Options" and "Outstanding Option Shares" when referring to the shares underlying an outstanding option grant) to purchase shares of the Company's common stock, par value $0.0001 per share (the "Common Stock"), for new options (the "New Options" and "New Option Shares" when referring to the shares underlying a new option grant) to purchase shares of Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Amended Offer to Exchange and the related amended letter of transmittal (the "Letter of Transmittal" and, together with the Amended Offer to Exchange, as they may be amended from time to time, the "Amended Offer"), attached hereto as Exhibit
         (a)(2). As of June 30, 2001, there were 24,058,198 shares of Common Stock outstanding. The number of New Option Shares to be granted to each option holder will be determined by application of the following exchange ratios based on the exercise price of the respective Outstanding Option:

 Original Exercise Price    Outstanding Option Shares       New Option Shares
        Per Share                to be Exchanged             to be Received
-------------------------- ----------------------------- -----------------------

     $7.50-$19.99                      1.0                         1.0
     $20.00-$34.99                     1.5                         1.0
     $35.00 or more                    2.0                         1.0

         The information set forth in the Amended Offer to Exchange under "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of
         Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The  information  set forth in the Amended Offer to Exchange  under
         Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

         Item 3 is hereby amended and supplemented as follows:

         (a) The information set forth under Item 2(a) above, and the information set forth in the Amended Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         (a)(1) The information set forth in the Amended Offer to Exchange under "Summary Term Sheet", "Introduction", Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange
         Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6
         ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
         Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference. The information set forth in Exhibit (a)(5)(viii) attached hereto is incorporated herein by reference.

         (b) The  information  set forth in the Amended Offer to Exchange  under
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Arrangements.

         (e) The  information  set forth in the Amended Offer to Exchange  under
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         Item 6 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The  information  set forth in the Amended Offer to Exchange  under
         Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference. The information set forth in Exhibit (a)(5)(viii) attached hereto is incorporated herein by reference.

         (c) The  information  set forth in the Amended Offer to Exchange  under
         Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         Item 7 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The  information  set forth in the Amended Offer to Exchange  under
         Section 6 ("Conditions of the Offer") is incorporated herein by reference. The information set forth in Exhibit (a)(5)(viii) attached hereto is incorporated herein by reference.


Item 8.  Interest in Securities of the Subject Company.

         Item 8 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and the section entitled "Stock Ownership of Certain Beneficial Ownership and Management" in Marimba, Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2001 is incorporated herein by reference.

         (b) The  information  set forth in the Amended Offer to Exchange  under
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 10. Financial Statements.

         Item 10 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 9 ("Information Concerning Marimba") and Section 16 ("Additional Information"), in Item 8 ("Consolidated Financial
         Statements and Supplementary Data") on pages 22 through 39 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and on pages 2 through 5 of Marimba's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2000, is incorporated herein by reference.

Item 11. Additional Information.

         Item 11 is hereby amended and supplemented as follows:

         (a) The  information  set forth in the Amended Offer to Exchange  under
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(5)(vii).

         (a) (1)(i) Offer to Exchange, dated April 27, 2001, and Form of Letter of Transmittal.*

                  (1)(ii) Form of e-mail Letter to Marimba, Inc. employees confirming acceptance of options for exchange, to be sent upon the close of the offer period.*

                  (2) Form of e-mail Letter to Marimba, Inc. employees, dated April 27, 2001.*

                  (3) Amended Offer to Exchange, dated July 9, 2001, and Amended Form of Letter of Transmittal.

                  (5) (i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.*

                  (5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference.*

                  (5)(iii) Form of e-mail Letter to Marimba, Inc. employees supplementing and amending the Offer to Exchange, dated May 18, 2001.*

                  (5)(iv) Fom of e-mail Letters to Marimba, Inc. employees providing notice of information meetings regarding the Offer to Exchange, dated May 7, 2001 and May 10, 2001.*

                  (5)(v) Presentation materials from information meetings held on May 8, 2001 and May 10, 2001 regarding the Offer to Exchange.*

                  (5)(vi) Form of e-mail Letter to Marimba, Inc. employees providing notice of a distribution to each employee of a summary of each employees option status, dated May 16, 2001.*

                  (5)(vii) Form of e-mail Letter to Marimba, Inc. employees extending the Tender Offer period.*

                  (5)(viii) Form of e-mail Letter to Marimba, Inc. employees regarding the Amended Offer to Exchange and the Amended Letter of Transmittal.

         (b) Not applicable.

         (d) (i)  Marimba, Inc. 1996 Stock Plan.*

         (d)(ii) Form of Option Agreement pursuant to the Marimba, Inc. 1996 Stock Plan.*

         (d)(iii) Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

         (d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

         (d)(v)   Marimba, Inc. 2000 Supplemental Stock Plan.*

         (d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.*

         (g) Not applicable.

         (h) Not applicable.

-----------------------

*  Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                             MARIMBA, INC.

                             /s/ Kenneth W. Owyang
                             -----------------------------
                             Kenneth W. Owyang,
                             Vice President, Finance and Chief Financial Officer

  Date: July 9, 2001

                                Index to Exhibits

Exhibit
Number                  Description


(a)(1)(i) Offer to Exchange, dated April 27, 2001, and Form of Letter of Transmittal.*

(a)(1)(ii) Form of e-mail Letter to Marimba, Inc. employees confirming acceptance of options for exchange, to be sent upon the close of the offer period.*

(a)(2)            Form of e-mail Letter to Marimba, Inc. employees,  dated April
                  27, 2001.*

(a)(3) Amended Offer to Exchange, dated July 9, 2001, and Amended Form of Letter of Transmital.

(a)(5)(i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.*

(a)(5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference.*

(a)(5)(iii) Form of e-mail Letter to Marimba, Inc. employees supplementing and amending the Offer to Exchange, dated May 18, 2001.*

(a)(5)(iv)        Fom of e-mail  Letters to Marimba,  Inc.  employees  providing
                  notice  of  information   meetings   regarding  the  Offer  to
                  Exchange, dated May 7, 2001 and May 10, 2001.*

(a)(5)(v) Presentation materials from information meetings held on May 8, 2001 and May 10, 2001 regarding the Offer to Exchange.*

(a)(5)(vi) Form of e-mail Letter to Marimba, Inc. employees providing notice of a distribution to each employee of a summary of each employees option status, dated May 16, 2001.*

(a)(5)(vii) Form of e-mail Letter to Marimba, Inc. employees extending the Tender Offer period.*

(a)(5)(viii)      Form of e-mail Letter to Marimba, Inc. employees regarding the
                  Amended   Offer  to  Exchange   and  the  Amended   Letter  of
                  Transmittal.

(d) (i)           Marimba, Inc. 1996 Stock Plan.*

(d)(ii)           Form of Option  Agreement  pursuant to the Marimba,  Inc. 1996
                  Stock Plan.*

(d)(iii)          Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

(d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

(d)(v)            Marimba, Inc. 2000 Supplemental Stock Plan.*

(d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.*

-------------------

*  Previously filed.